Jeffrey L. Rutherford

Vice President and

Chief Financial Officer

July 2, 2014

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Cash, Branch Chief
Mindy Hooker, Staff Accountant

Re:	Ferro Corporation
Form 10-K for the year ended December 31, 2013
Filed February 24, 2014
File No. 1-584

Ladies and Gentlemen:

Ferro Corporation, an Ohio corporation (the “Company” or “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 23, 2014 (the “Comment Letter ”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10- K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Results of Operations --- Consolidated, page 21

1.)	We note that you do not quantify the impact of the various factors that affected your revenues from period to period. For example, on page 21, you state that the sales of precious metals were negatively impacted by the exit of solar pastes and lower sales in your North American and Asian metal powders product lines prior to being sold, but you do not quantify the impact. Similarly, you state on page 27 that gross profit in Pigments, Powders and Oxides increased in 2013 primarily due to favorable raw material costs, but do not indicate either the change in raw material costs or the impact of this change. These are just examples. In future filings please quantify the effects of such factors and also discuss whether you believe these factors are the result of a trend, and, if so, whether you expect it to continue and how it may impact your financial condition and results of operations. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please also see comment 3 of our letter dated August 19, 2009.

Response:

In future filings, we will quantify the effects of the significant factors contributing to the changes in our operating results such as volume, price/product mix, and changes in foreign currency exchange rates. Additionally, we will focus our discussion and analysis on the drivers of such changes and whether we believe these factors are the result of a trend, and, if so, how we expect this trend to impact our results of operations and financial condition, if material.

Restructuring and impairment charges, page 23

2.)	Please ensure that in future filings you fully explain material changes in your line items. The current disclosure on the impairments taken in the third quarter of 2012 relating to your Electronic Materials reporting unit is cursory, although we note your disclosure in Note 5 to the Financial Statements. Please ensure that in future filings you provide a thorough description of the causes and effects of material changes in line items.

Response:

To the extent that changes in our line items are material, we will include a more robust explanation within Management’s Discussion & Analysis in our future filings, including providing explanations consistent with the disclosure included within Note 5, “Goodwill and Other Intangible Assets”, on page 59 of the Form 10-K.

We will focus the disclosure on the significant drivers of the changes in these line items.

•     •     •

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-875-5428.

Sincerely,

/s/ Jeffrey L. Rutherford

Vice President and Chief Financial Officer